Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

June 30, 2015

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2015, the consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2015 and 2014, the consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2015 and 2014 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2015, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2014, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 13, 2015

This report is effective as of August 13, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2015 and December 31, 2014

(In millions of won)	Note	2015 (Unaudited)		2014

Assets
Cash and due from banks	4,7	~~W~~	21,167,219	20,584,838
Trading assets	4,8		26,155,416	24,362,176
Financial assets designated at fair value through profit or loss	4,9		3,196,021	2,737,375
Derivative assets	4,10		1,661,667	1,568,307
Loans	4,11		230,866,992	221,617,689
Available-for-sale financial assets	4,12		31,340,670	31,418,014
Held-to-maturity financial assets	4,12		15,606,577	13,373,384
Property and equipment, net			3,012,579	3,147,255
Intangible assets, net			4,220,335	4,152,843
Investments in associates	13		370,008	341,876
Current tax receivable			4,681	10,643
Deferred tax assets			195,252	228,356
Investment property, net			231,303	267,529
Other assets, net	4		21,083,982	14,202,627
Assets held for sale			314,527	8,892

Total assets		~~W~~	359,427,229	338,021,804

Liabilities
Deposits	4	~~W~~	201,071,828	193,709,738
Trading liabilities	4,14		3,171,378	2,688,734
Financial liabilities designated at fair value through profit or loss	4,15		9,678,199	8,996,181
Derivative liabilities	4,10		1,930,346	1,717,555
Borrowings	4		24,974,958	22,973,767
Debt securities issued	4,16		39,270,034	37,334,612
Liabilities for defined benefit obligations	17		368,491	309,457
Provisions	18		698,508	694,165
Current tax payable			208,720	256,993
Deferred tax liabilities			10,359	9,549
Liabilities under insurance contracts	19		18,906,054	17,776,280
Other liabilities	4		27,965,392	21,039,865
Liabilities held for sale			164,487	—

Total liabilities			328,418,754	307,506,896

Equity	20
Capital stock			2,645,053	2,645,053
Hybrid bonds			736,898	537,443
Capital surplus			9,887,335	9,887,335
Capital adjustments			(423,577)	(393,405)
Accumulated other comprehensive income			510,124	637,894
Retained earnings			16,625,488	15,869,779

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			29,981,321	29,184,099
Non-controlling interests			1,027,154	1,330,809

Total equity			31,008,475	30,514,908

Total liabilities and equity		~~W~~	359,427,229	338,021,804

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2015 and 2014

(Unaudited)

(In millions of won)	Note	2015			2014
		Three- month period		Six- month period	Three- month period	Six- month period

Interest income		~~W~~	2,777,509	5,630,306	3,025,613	6,022,572
Interest expense			(1,124,445)	(2,343,543)	(1,336,261)	(2,675,265)

Net interest income	21		1,653,064	3,286,763	1,689,352	3,347,307

Fees and commission income			996,838	1,916,161	877,423	1,727,143
Fees and commission expense			(569,056)	(1,119,089)	(490,990)	(994,765)

Net fees and commission income	22		427,782	797,072	386,433	732,378

Insurance income			1,095,828	2,210,739	1,049,736	2,091,397
Insurance expenses			(1,202,642)	(2,434,512)	(1,147,622)	(2,291,557)

Net insurance loss	19		(106,814)	(223,773)	(97,886)	(200,160)

Dividend income			76,512	165,281	38,354	106,793
Net trading income			2,771	138,078	186,786	276,720
Net foreign currency transaction gain (loss)			45,269	96,919	74,350	66,125
Net gain (loss) on financial instruments designated at fair value through profit or loss			(1,308)	(90,166)	(178,774)	(235,238)
Net gain on disposal of available-for-sale financial assets	12		310,744	533,370	224,336	383,493
Impairment losses on financial assets	23		(320,711)	(734,978)	(335,360)	(593,382)
General and administrative expenses	24		(1,097,995)	(2,141,085)	(1,054,542)	(2,087,198)
Other operating expenses, net			(103,600)	(188,795)	(179,360)	(285,326)

Operating income			885,714	1,638,686	753,689	1,511,512

Equity method income	13		8,459	10,405	8,314	16,802
Other non-operating income, net			27,574	61,339	35,141	44,671

Profit before income taxes			921,747	1,710,430	797,144	1,572,985

Income tax expense	25		210,438	385,371	185,117	365,394

Profit for the period		~~W~~	711,309	1,325,059	612,027	1,207,591

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(Unaudited)

(In millions of won, except earnings per share data)	Note	2015			2014
		Three- month period		Six- month period	Three- month period	Six- month period
Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or less:
Foreign currency translation adjustments for foreign operations		~~W~~	15,706	11,683	(53,476)	(72,076)
Net change in unrealized fair value of available-for-sale financial assets			(164,561)	(110,260)	21,861	22,713
Equity in other comprehensive income of associates			7,118	8,311	(1,154)	(2,354)
Net change in unrealized fair value of cash flow hedges			(3,261)	(4,104)	(2,782)	(6,072)
Other comprehensive income of separate accounts			(2,730)	3,639	2,711	3,505

			(147,728)	(90,731)	(32,840)	(54,284)
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit plans			(39,433)	(41,301)	(45,130)	(45,621)

Total other comprehensive loss, net of income tax			(187,161)	(132,032)	(77,970)	(99,905)

Total comprehensive income for the period		~~W~~	524,148	1,193,027	534,057	1,107,686

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20,26	~~W~~	692,090	1,284,140	577,608	1,136,039
Non-controlling interests			19,219	40,919	34,419	71,552

		~~W~~	711,309	1,325,059	612,027	1,207,591

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	507,387	1,156,370	500,513	1,036,863
Non-controlling interests			16,761	36,657	33,544	70,823

		~~W~~	524,148	1,193,027	534,057	1,107,686

Earnings per share:	20,26
Basic and diluted earnings per share in won		~~W~~	1,410	2,611	1,169	2,299

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month period ended June 30, 2014

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total

Balance at January 1, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,136,039	1,136,039	71,552	1,207,591
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(72,001)	—	(72,001)	(75)	(72,076)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	22,067	—	22,067	646	22,713
Equity in other comprehensive income of associates		—	—	—	—	(2,354)	—	(2,354)	—	(2,354)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(6,072)	—	(6,072)	—	(6,072)
Other comprehensive income of separate account		—	—	—	—	3,505	—	3,505	—	3,505
Remeasurements of defined benefit plans		—	—	—	—	(44,321)	—	(44,321)	(1,300)	(45,621)

Total other comprehensive loss		—	—	—	—	(99,176)	—	(99,176)	(729)	(99,905)

Total comprehensive income		—	—	—	—	(99,176)	1,136,039	1,036,863	70,823	1,107,686

Other changes in equity
Dividends		—	—	—	—	—	(370,168)	(370,168)	—	(370,168)
Dividends to hybrid bonds		—	—	—	—	—	(14,961)	(14,961)	—	(14,961)
Change in other capital adjustments		—	—	—	(508)	—	—	(508)	—	(508)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(1,069,609)	(1,069,609)

		—	—	—	(508)	—	(385,129)	(385,637)	(1,069,609)	(1,455,246)

Balance at June 30, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,636)	573,791	14,939,390	28,189,376	1,318,202	29,507,578

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month period ended June 30, 2015

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total

Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,284,140	1,284,140	40,919	1,325,059
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	13,923	—	13,923	(2,240)	11,683
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(110,257)	—	(110,257)	(3)	(110,260)
Equity in other comprehensive income of associates		—	—	—	—	8,311	—	8,311	—	8,311
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(4,104)	—	(4,104)	—	(4,104)
Other comprehensive income of separate account		—	—	—	—	3,639	—	3,639	—	3,639
Remeasurements of defined benefit plans		—	—	—	—	(39,282)	—	(39,282)	(2,019)	(41,301)

Total other comprehensive loss		—	—	—	—	(127,770)	—	(127,770)	(4,262)	(132,032)

Total comprehensive income		—	—	—	—	(127,770)	1,284,140	1,156,370	36,657	1,193,027

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(15,103)	(15,103)	—	(15,103)
Issuance of hybrid bonds		—	199,455	—	—	—	—	199,455	—	199,455
Change in other capital adjustments		—	—	—	(30,172)	—	(900)	(31,072)	—	(31,072)
Redemption of subsidiary’s hybrid bonds and others		—	—	—		—	—	—	(340,312)	(340,312)

		—	199,455	—	(30,172)	—	(528,431)	(359,148)	(340,312)	(699,460)

Balance at June 30, 2015	~~W~~	2,645,053	736,898	9,887,335	(423,577)	510,124	16,625,488	29,981,321	1,027,154	31,008,475

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2015 and 2014

(Unaudited)

(In millions of won)	Note	2015		2014

Cash flows from operating activities
Profit before income taxes		~~W~~	1,710,430	1,572,985
Adjustments for:
Interest income	21		(5,630,306)	(6,022,572)
Interest expense	21		2,343,543	2,675,265
Dividend income			(165,281)	(106,793)
Net fees and commission expense			77,662	62,625
Net insurance loss			1,355,600	1,304,884
Net trading loss (gain)			143,047	(113,310)
Net foreign currency translation loss			89,192	72,193
Net gain on financial assets designated at fair value through profit or loss			(127,989)	(176,359)
Net gain on disposal of available-for-sale financial assets	12		(533,370)	(383,493)
Provision for credit losses	11		639,949	487,445
Impairment losses on other financial assets	23		95,029	105,937
Employee costs			94,409	76,731
Depreciation and amortization	24		134,861	158,202
Other operating income			(152,647)	(216,099)
Equity method income, net	13		(10,405)	(16,802)
Other non-operating income, net			1,688	(9,707)

			(1,645,018)	(2,101,853)

Changes in assets and liabilities:
Due from banks			(561,362)	(3,469,835)
Trading assets and liabilities			(1,010,347)	(3,327,487)
Financial instruments designated at fair value through profit or loss			377,312	2,573,814
Derivative instruments			(274,169)	(86,303)
Loans			(9,635,235)	(7,078,193)
Other assets			(7,586,328)	(2,397,462)
Deposits			7,311,131	8,124,702
Liabilities for defined benefit obligations			(66,284)	(33,389)
Provisions			(33,308)	(69,568)
Other liabilities			7,822,455	5,355,872

			(3,656,135)	(407,849)

Income taxes paid			(355,747)	(321,014)
Interest received			5,527,983	5,667,159
Interest paid			(3,103,063)	(5,614,973)
Dividends received			173,154	143,873

Net cash used in operating activities		~~W~~	(1,348,396)	(1,061,672)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the six-month periods ended June 30, 2015 and 2014

(Unaudited)

(In millions of won)	Note	2015		2014

Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	18,753,706	17,661,767
Acquisition of available-for-sale financial assets			(18,468,907)	(14,873,592)
Proceeds from disposal of held-to-maturity financial assets			2,198,849	1,082,345
Acquisition of held-to-maturity financial assets			(4,396,193)	(1,938,893)
Proceeds from disposal of property and equipment			1,178	5,746
Acquisition of property and equipment			(30,130)	(69,561)
Proceeds from disposal of intangible assets			3,791	8,591
Acquisition of intangible assets			(74,906)	(26,869)
Proceeds from disposal of investments in associates			3,976	15,496
Acquisition of investments in associates			(16,068)	(3,635)
Proceeds from disposal of investment property			18,911	355
Acquisition of investment property			(1,024)	(974)
Proceeds from disposal of assets held for sale			1,525	283,298
Net decrease in other assets			86,640	41,918
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			160	3,267
Payment of hedging derivative financial instruments for available-for-sale financial assets			(1,802)	(1,809)

Net cash provided by (used in) investing activities			(1,920,294)	2,187,450

Cash flows from financing activities
Issuance of hybrid bonds			199,455	—
Net increase in borrowings			1,960,380	994,169
Proceeds from debt securities issued			7,322,335	3,997,443
Repayments of debt securities issued			(5,425,637)	(5,659,326)
Net increase (decrease) in other liabilities			(13,167)	3,774
Dividends paid			(526,643)	(384,684)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			1,555	—
Payment of hedging derivative financial instruments for debt securities issued			—	(26,440)
Redemption of subsidiary’s hybrid bonds and others			(340,312)	(1,070,338)

Net cash provided by (used in) financing activities			3,177,966	(2,145,402)

Effect of exchange rate fluctuations on cash and cash equivalents held			7,890	(12,863)

Decrease in cash and cash equivalents			(82,834)	(1,032,487)

Cash and cash equivalents at beginning of period	28		5,604,411	6,021,176

Cash and cash equivalents at end of period	28	~~W~~	5,521,577	4,988,689

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2015 and December 31, 2014 are as follows:

			Date of financial	Ownership (%)
Investor	Investee (*1)	Location	information	2015	2014
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	June 30	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	SHB MULTIPLE MEXICO	Mexico	”	99.9	—
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	March 31	100.0	100.0
”	Everdigm, Corp.	”	”	45.2	45.2
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	June 30	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

1.	Reporting entity (continued)

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank PLC is not included.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	19 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 30 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 42 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(d)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the Group’s subsidiaries as of June 30, 2015 and December 31, 2014 are as follows:

	2015				2014
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	27,548,005	6,665,515	20,882,490	27,094,548	6,859,429	20,235,119
Shinhan Bank Co., Ltd.		273,091,039	252,712,986	20,378,053	255,646,329	235,169,429	20,476,900
Shinhan Card Co., Ltd.		22,575,473	16,696,037	5,879,436	22,259,514	16,127,087	6,132,427
Shinhan Investment Corp.		27,456,211	25,019,606	2,436,605	25,928,292	23,598,201	2,330,091
Shinhan Life Insurance Co., Ltd.		23,273,306	21,736,635	1,536,671	21,939,682	20,463,749	1,475,933
Shinhan Capital Co., Ltd.		3,924,967	3,320,744	604,223	3,939,493	3,369,060	570,433
Jeju Bank		3,733,768	3,424,188	309,580	3,475,694	3,170,213	305,481
Shinhan Credit Information Co., Ltd.		22,978	7,723	15,255	23,040	8,420	14,620
Shinhan Private Equity Inc.		471,648	383,612	88,036	461,342	371,448	89,894
Shinhan BNP Paribas Asset Management Co., Ltd.		160,679	15,971	144,708	188,886	32,429	156,457
SHC Management Co., Ltd.		8,382	603	7,779	8,938	1,358	7,580
Shinhan Data system		25,922	15,799	10,123	25,826	16,461	9,365
Shinhan Savings Bank		774,538	654,519	120,019	804,035	689,550	114,485
Shinhan AITAS Co., Ltd.		38,221	3,428	34,793	37,657	6,242	31,415

	~~W~~	383,105,137	330,657,366	52,447,771	361,833,276	309,883,076	51,950,200

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the six-month periods ended June 30, 2015 and 2014 were as follows:

	2015				2014
	Operating income		Net income (loss)	Total comprehensive income (loss)	Operating income	Net income (loss)	Total comprehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,132,359	975,239	975,448	993,719	819,927	819,523
Shinhan Bank Co., Ltd.		6,932,682	790,540	709,910	7,668,405	842,111	778,337
Shinhan Card Co., Ltd.		2,289,347	351,805	296,817	2,241,668	317,662	224,364
Shinhan Investment Corp.		2,431,690	125,552	136,265	1,555,793	48,404	33,634
Shinhan Life Insurance Co., Ltd.		2,720,426	65,656	70,529	2,535,602	41,256	104,570
Shinhan Capital Co., Ltd.		188,636	35,704	38,913	163,350	29,248	33,779
Jeju Bank		82,753	10,544	6,253	82,806	4,660	3,480
Shinhan Credit Information Co., Ltd.		13,900	753	617	13,904	688	548
Shinhan Private Equity Inc.		167,486	3,100	7,342	162,331	4,324	3,254
Shinhan BNP Paribas Asset Management Co., Ltd.		45,312	13,418	13,639	45,143	14,371	14,320
SHC Management Co., Ltd.		236	198	198	110	(45)	(45)
Shinhan Data system		33,375	218	742	32,386	1,010	1,275
Shinhan Savings Bank.		33,519	8,045	5,524	36,212	4,439	9,585
Shinhan AITAS Co., Ltd.		16,084	3,379	3,379	13,984	2,328	2,328

	~~W~~	16,087,805	2,384,151	2,265,576	15,545,413	2,130,383	2,028,952

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

2.	Basis of preparation

(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2014. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2014.

3.	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2014. The following changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as of and for the year ending December 31, 2015.

(a)	Changes in accounting policies

i)	K-IFRS No. 1108, ‘Operating Segments’

The Group has applied the amendments to K-IFRS No. 1108, ‘Operating Segments’ since January 1, 2015. The amendment requires the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include a brief description of the operating segments that have been aggregated and the economic indicators that have been assessed in determining whether the operating segments share the similar economic characteristics. In addition, this amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s total assets is required only when the information is regularly provided to the entity’s chief operating decision maker. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

3.	Significant accounting policies (continued)

ii)	K-IFRS No. 1102, ‘Share-based Payment’

The Group has applied the amendments to K-IFRS No. 1102, ‘Share-based Payment’ since January 1, 2015. The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iii)	K-IFRS No. 1103, ‘Business Combinations’

The Group has applied the amendments to K-IFRS No. 1103, ‘Business Combinations’ since January 1, 2015. The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with K-IFRS No. 1032 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognised in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iv)	K-IFRS No. 1113, ‘Fair Value Measurement’

The Group has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2015. The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applies to contracts in the scope of K-IFRS No. 1039, even though the contracts do not meet the definition of a financial asset or financial liability. The impact of the amendments on the Group’s consolidated financial statements is not significant.

v)	K-IFRS No. 1024, ‘Related Party Disclosures’

The Group has applied the amendments to K-IFRS No. 1024, ‘Related Party Disclosures’ since January 1, 2015. The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognised for the key management personnel services. The impact of the amendments on the Group’s consolidated financial statements is not significant.

vi)	K-IFRS No. 1019, ‘Employee Benefits’

The Group has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2015. The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic groupwide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Due from banks and loans (*1)(*3):
Banks	~~W~~	13,455,059	13,663,318
Retail		97,491,275	94,282,270
Government		16,500,017	12,195,758
Corporations		105,741,224	102,160,212
Card receivable		16,537,907	17,378,179

		249,725,482	239,679,737

Trading assets		19,820,181	21,500,955
Financial assets designated at FVTPL (*4)		2,257,914	1,946,200
AFS financial assets (*5)		26,586,356	26,855,662
HTM financial assets (*6)		15,606,577	13,373,384
Derivative assets		1,661,667	1,568,307
Other financial assets (*1)(*2)		16,919,196	10,151,338
Financial guarantee contracts		3,262,508	3,090,873
Loan commitments and other credit liabilities		77,440,660	74,295,365

	~~W~~	413,280,541	392,461,821

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,474,462	97,109,413	16,502,902	105,799,066	16,201,677	249,087,520
Past due but not impaired		—	424,828	481	194,554	572,999	1,192,862
Impaired		—	292,536	—	1,219,558	439,595	1,951,689

		13,474,462	97,826,777	16,503,383	107,213,178	17,214,271	252,232,071
Less: allowance		(19,403)	(335,502)	(3,366)	(1,471,954)	(676,364)	(2,506,589)

	~~W~~	13,455,059	97,491,275	16,500,017	105,741,224	16,537,907	249,725,482

	2014
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Past due but not impaired		—	455,948	181	278,262	497,147	1,231,538
Impaired		—	286,414	—	1,349,849	490,925	2,127,188

		13,693,746	94,590,367	12,203,749	103,616,389	18,100,024	242,204,275
Less: allowance		(30,428)	(308,097)	(7,991)	(1,456,177)	(721,845)	(2,524,538)

	~~W~~	13,663,318	94,282,270	12,195,758	102,160,212	17,378,179	239,679,737

•	Credit quality of due from banks and loans that are neither past due nor impaired as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,474,462	91,354,819	16,501,460	66,014,736	13,927,720	201,273,197
Grade 2 (*1)		—	5,754,594	1,442	39,784,330	2,273,957	47,814,323

		13,474,462	97,109,413	16,502,902	105,799,066	16,201,677	249,087,520
Less: allowance		(19,403)	(171,962)	(3,362)	(845,167)	(327,462)	(1,367,356)

	~~W~~	13,455,059	96,937,451	16,499,540	104,953,899	15,874,215	247,720,164

Mitigation of credit risk due to collateral (*2)	~~W~~	528	64,221,955	490	53,998,101	4,845	118,225,919

	2014
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,693,746	88,338,903	12,201,919	62,614,102	14,750,893	191,599,563
Grade 2 (*1)		—	5,509,102	1,649	39,374,176	2,361,059	47,245,986

		13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Less: allowance		(30,428)	(161,189)	(7,984)	(864,854)	(340,544)	(1,404,999)

	~~W~~	13,663,318	93,686,816	12,195,584	101,123,424	16,771,408	237,440,550

Mitigation of credit risk due to collateral (*2)	~~W~~	59,826	63,402,563	398	51,326,493	4,970	114,794,250

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system

	For corporate cardholders, same as corporate loans	For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.

(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	340,290	481	134,746	511,759	987,276
31~60 days		—	43,357	—	23,011	42,653	109,021
61~90 days		—	31,225	—	19,536	18,401	69,162
More than 90 days		—	9,956	—	17,261	186	27,403

		—	424,828	481	194,554	572,999	1,192,862
Less: allowance		—	(32,705)	(4)	(10,357)	(76,894)	(119,960)

	~~W~~	—	392,123	477	184,197	496,105	1,072,902

Mitigation of credit risk due to collateral (*)	~~W~~	—	265,299	—	74,182	114	339,595

	2014
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	353,523	80	157,029	429,972	940,604
31~60 days		—	66,576	101	31,839	44,603	143,119
61~90 days		—	28,868	—	50,745	22,445	102,058
More than 90 days		—	6,981	—	38,649	127	45,757

		—	455,948	181	278,262	497,147	1,231,538
Less: allowance		—	(31,590)	(8)	(32,996)	(72,581)	(137,175)

	~~W~~	—	424,358	173	245,266	424,566	1,094,363

Mitigation of credit risk due to collateral (*)	~~W~~	—	307,234	11	98,941	25	406,211

•	Due from banks and loans that are impaired as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	292,536	—	1,219,558	439,595	1,951,689
Less: allowance		—	(130,835)	—	(616,430)	(272,008)	(1,019,273)

	~~W~~	—	161,701	—	603,128	167,587	932,416

Mitigation of credit risk due to collateral (*)	~~W~~	—	122,243	—	446,327	7	568,577

	2014
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	286,414	—	1,349,849	490,925	2,127,188
Less: allowance		—	(115,318)	—	(558,327)	(308,720)	(982,365)

	~~W~~	—	171,096	—	791,522	182,205	1,144,823

Mitigation of credit risk due to collateral (*)	~~W~~	—	137,039	—	488,535	2	625,576

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Credit rating

•	Credit ratings of debt securities as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	6,655,269	245,524	15,355,210	12,261,837	34,517,840
AA- to AA+		6,113,025	379,306	3,822,175	2,846,155	13,160,661
A- to A+		5,083,918	1,298,030	4,665,837	341,327	11,389,112
BBB- to BBB+		1,040,651	335,054	1,462,419	19	2,838,143
Lower than BBB-		66,434	—	113,530	11,271	191,235
Unrated		697,288	—	1,167,185	145,968	2,010,441

	~~W~~	19,656,585	2,257,914	26,586,356	15,606,577	64,107,432

	2014
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	7,068,449	59,945	14,584,701	9,879,920	31,593,015
AA- to AA+		6,639,473	262,439	4,797,373	3,040,388	14,739,673
A- to A+		6,195,826	1,433,469	4,705,307	350,244	12,684,846
BBB- to BBB+		926,701	190,347	1,647,993	19	2,765,060
Lower than BBB-		242,057	—	441,338	33,306	716,701
Unrated		203,893	—	678,950	69,507	952,350

	~~W~~	21,276,399	1,946,200	26,855,662	13,373,384	63,451,645

(*)	FVTPL : fair value through profit or loss

•	The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Neither past due nor impaired	~~W~~	64,105,341	63,444,233
Impaired		2,091	7,412

	~~W~~	64,107,432	63,451,645

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,106,127	24,995	—	61,581	2,262,356	—	13,455,059
Retail		1,230	—	—	—	—	97,490,045	97,491,275
Government		15,263,928	—	138	70	1,235,881	—	16,500,017
Corporations		3,962,511	37,177,067	14,704,442	18,812,879	31,084,325	—	105,741,224
Card		41,887	144,047	114,141	28,276	341,561	15,867,995	16,537,907

		30,375,683	37,346,109	14,818,721	18,902,806	34,924,123	113,358,040	249,725,482

Trading assets		13,011,056	829,617	280,504	892,899	4,806,105	—	19,820,181
Financial assets designated at FVTPL (*1)		1,728,758	137,109	67,462	10,058	314,527	—	2,257,914
AFS financial assets (*2)		17,984,707	1,119,036	233,346	431,081	6,818,186	—	26,586,356
HTM financial assets (*3)		4,801,201	44,962	—	615,175	10,145,239	—	15,606,577

	~~W~~	67,901,405	39,476,833	15,400,033	20,852,019	57,008,180	113,358,040	313,996,510

	2014
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,724,753	2,246	—	187,727	1,748,592	—	13,663,318
Retail		—	—	—	—	—	94,282,270	94,282,270
Government		11,285,787	—	182	43	909,746	—	12,195,758
Corporations		4,102,383	35,954,237	13,807,545	18,358,983	29,937,064	—	102,160,212
Card		44,351	158,901	123,175	29,767	494,580	16,527,405	17,378,179

		27,157,274	36,115,384	13,930,902	18,576,520	33,089,982	110,809,675	239,679,737

Trading assets		14,834,973	908,646	599,989	923,759	4,233,588	—	21,500,955
Financial assets designated at FVTPL (*1)		1,498,097	92,494	106,890	30,124	218,595	—	1,946,200
AFS financial assets (*2)		18,375,517	1,365,458	163,342	819,355	6,131,990	—	26,855,662
HTM financial assets (*3)		3,448,775	50,370	—	593,894	9,280,345	—	13,373,384

	~~W~~	65,314,636	38,532,352	14,801,123	20,943,652	52,954,500	110,809,675	303,355,938

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the six-month period ended June 30, 2015 and the year ended December 31, 2014 are as follows:

i-1)	Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the six-month period ended June 30, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	25,125	36,770	13,246	35,026
Stock price		5,460	8,582	3,746	3,981
Foreign exchange (*)		35,335	37,708	32,051	33,645
Option volatility		108	248	57	163
Portfolio diversification		(17,495)	(29,121)	(6,371)	(21,345)

	~~W~~	48,533	54,187	42,729	51,470

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	17,302	25,863	8,721	13,414
Stock price		4,333	7,362	2,493	3,442
Foreign exchange (*)		43,872	54,355	34,928	49,372
Option volatility		161	259	66	66
Portfolio diversification		(18,668)	(32,344)	(5,246)	(13,268)

	~~W~~	47,000	55,495	40,962	53,026

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2)	Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the six-month period ended June 30, 2015 and the year ended December 31, 2014, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2015
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	1,969	3,011	1,300	1,850
Foreign exchange		39,230	41,298	36,469	36,469

	~~W~~	41,199	44,309	37,769	38,319

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	754	1,300	400	1,150
Foreign exchange		40,309	46,846	33,832	39,849

	~~W~~	41,063	48,146	34,232	40,999

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3)	Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the six-month period ended June 30, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	6,219	13,715	3,607	5,905
Stock price		17,628	64,650	10,213	22,335
Foreign exchange		5,377	9,913	3,185	5,925
Option volatility		886	3,991	175	3,991
Portfolio diversification		(12,179)	(27,084)	(5,302)	(14,616)

	~~W~~	17,931	65,185	11,878	23,540

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	8,999	30,064	3,514	6,069
Stock price		7,531	14,677	3,389	14,438
Foreign exchange		3,688	17,353	646	5,227
Option volatility		1,917	7,042	224	711
Portfolio diversification		(7,730)	(38,169)	(1,399)	(8,967)

	~~W~~	14,405	30,967	6,374	17,478

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4)	Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the six-month period ended June 30, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	666	817	480	631
Stock price		324	1,190	—	653
Foreign exchange		892	1,361	511	1,272
Option volatility		811	1,868	204	483

	~~W~~	2,693	5,236	1,195	3,039

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	997	4,850	223	354
Stock price		5	111	—	—
Foreign exchange		301	664	19	392
Option volatility		3,136	7,289	1,058	1,332

	~~W~~	4,439	12,914	1,300	2,078

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of June 30, 2015 and December 31, 2014 are as follows:

ii-1)	Shinhan Bank

	2015		2014
VaR (*1)	~~W~~	1,019,951	695,044
EaR (*2)		230,724	313,619

ii-2)	Shinhan Card

	2015		2014
VaR (*1)	~~W~~	322,622	299,816
EaR (*2)		14,886	23,458

ii-3)	Shinhan Investment

	2015		2014
VaR (*1)	~~W~~	42,345	20,887
EaR (*2)		79,646	119,812

ii-4)	Shinhan Life Insurance

	2015		2014
VaR (*1)	~~W~~	288,352	147,488
EaR (*2)		9,704	4,525

(*1)	The interest rate VaR was calculated by the Financial Supervisory Service regulations based on the duration proxies and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on an interest rate gap analysis using the time buckets and the “middle of time band” as recommended under the Basel Accord.

iii)	Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	100,058,160	21,907,054	29,391,993	39,622,364	13,058,423	3,054,866	207,092,860
Trading liabilities (*3)		3,171,378	—	—	—	—	—	3,171,378
Borrowings		14,537,175	2,421,323	1,614,639	1,550,981	4,328,395	765,346	25,217,859
Debt securities issued		1,546,441	3,590,292	3,485,016	5,883,441	24,607,667	3,559,555	42,672,412
Financial liabilities designated at fair value through profit or loss		90,241	134,114	617,519	916,846	6,867,798	1,052,119	9,678,637
Other financial liabilities		23,546,012	20,546	182,865	106,637	343,952	65,575	24,265,587

	~~W~~	142,949,407	28,073,329	35,292,032	48,080,269	49,206,235	8,497,461	312,098,733

Off balance (*4):
Financial guarantee contracts	~~W~~	3,262,508	—	—	—	—	—	3,262,508
Loan commitments and others		77,440,660	—	—	—	—	—	77,440,660

	~~W~~	80,703,168	—	—	—	—	—	80,703,168

Derivatives:
Cash inflows	~~W~~	1,660,731	492,220	617,011	906,409	1,567,093	11,822	5,255,286
Cash outflows		(1,835,319)	(336,143)	(599,237)	(832,278)	(1,538,153)	(303,422)	(5,444,552)

	~~W~~	(174,588)	156,077	17,774	74,131	28,940	(291,600)	(189,266)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2014
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	92,720,125	22,382,996	27,514,353	42,443,826	11,473,918	3,708,829	200,244,047
Trading liabilities (*3)		2,688,734	—	—	—	—	—	2,688,734
Borrowings		13,112,645	1,991,313	1,751,068	1,791,657	3,737,094	846,679	23,230,456
Debt securities issued		846,643	1,909,290	4,171,870	7,515,358	23,271,423	3,201,822	40,916,406
Financial liabilities designated at fair value through profit or loss		149,918	220,932	287,058	820,256	6,672,700	845,656	8,996,520
Other financial liabilities		16,634,144	45,750	15,921	172,690	471,352	108,993	17,448,850

	~~W~~	126,152,209	26,550,281	33,740,270	52,743,787	45,626,487	8,711,979	293,525,013

Off balance (*4):
Financial guarantee contracts	~~W~~	3,090,873	—	—	—	—	—	3,090,873
Loan commitments and others		74,295,365	—	—	—	—	—	74,295,365

	~~W~~	77,386,238	—	—	—	—	—	77,386,238

Derivatives:
Cash inflows	~~W~~	1,530,627	339,105	197,109	1,036,878	1,845,455	50,797	4,999,971
Cash outflows		(1,614,763)	(104,502)	(153,737)	(1,009,806)	(1,925,721)	(433,058)	(5,241,587)

	~~W~~	(84,136)	234,603	43,372	27,072	(80,266)	(382,261)	(241,616)

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~77,781,733 million and ~~W~~68,949,585 million as of June 30, 2015 and December 31, 2014 are included in the ‘less than 1 month’ category, respectively.
(*3)	Trading liabilities were included in the ‘less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Capital risk management

The Group, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, ie ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of June 30, 2015 was 13.34% (unreviewed).

(f)	Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	6,435,816	19,511,490	208,110	26,155,416
Financial assets designated at fair value through profit or loss		245,758	2,496,527	453,736	3,196,021
Derivative assets		5,675	1,475,406	180,586	1,661,667
Available-for-sale financial assets		9,640,775	19,080,607	2,619,288	31,340,670

	~~W~~	16,328,024	42,564,030	3,461,720	62,353,774

Financial liabilities:
Trading liabilities	~~W~~	3,171,378	—	—	3,171,378
Financial liabilities designated at fair value through profit or loss		30,892	2,423,340	7,223,967	9,678,199
Derivative liabilities		12,779	1,540,974	376,593	1,930,346

	~~W~~	3,215,049	3,964,314	7,600,560	14,779,923

	2014
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	6,969,194	17,227,192	165,790	24,362,176
Financial assets designated at fair value through profit or loss		77,900	2,100,010	559,465	2,737,375
Derivative assets		4,640	1,343,108	220,559	1,568,307
Available-for-sale financial assets		9,019,551	19,814,950	2,583,513	31,418,014

	~~W~~	16,071,285	40,485,260	3,529,327	60,085,872

Financial liabilities:
Trading liabilities	~~W~~	2,688,734	—	—	2,688,734
Financial liabilities designated at fair value through profit or loss		571	2,007,176	6,988,434	8,996,181
Derivative liabilities		5,317	1,453,231	259,007	1,717,555

	~~W~~	2,694,622	3,460,407	7,247,441	13,402,470

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the year (*1)		2,869	390	121,965	(127,992)	(66,094)
Recognized in other comprehensive income (loss) for the period		—	—	(46,097)	(162)

		2,869	390	75,868	(128,154)	(66,094)
Purchase		140,612	322,825	309,574	11,986	—
Issue		—	—	—	—	(169,597)
Settlement		(101,161)	(428,944)	(338,387)	(41,330)	158
Transfer in (*2)		—	—	8,065	(61)	—
Transfer out (*2)		—	—	(19,345)	—	—

Ending balance	~~W~~	208,110	453,736	2,619,288	(196,007)	(7,223,967)

	2014
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	35,345	894,706	2,134,276	(305,107)	(4,529,091)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		7,519	(124,819)	(114,991)	348,608	(356,036)
Recognized in other comprehensive income (loss) for the year		—	—	133,010	(798)	—

		7,519	(124,819)	18,019	347,810	(356,036)
Purchase		412,363	323,824	603,113	30,864	—
Issue		—	—	—	—	(3,538)
Settlement		(289,437)	(534,246)	(203,674)	(111,963)	(2,099,769)
Transfer in (*2)		—	—	35,336	—	—
Transfer out (*2)		—	—	(3,557)	(52)	—

Ending balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the six-month periods ended June 30, 2015 and the year ended December 31, 2014, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2015			2014
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of June 30	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	(68,745)	(260,858)	202,418	1,329
Gain (loss) on financial instruments designated at FVTPL		(65,704)	174,971	(480,854)	(232,238)
Gain (loss) on disposal of available-for-sale financial assets		142,682	—	25,890	—
Impairment losses on financial assets		(20,754)	(20,754)	(140,958)	(140,885)
Other operating income (expenses)		(56,341)	(56,384)	153,785	154,846

	~~W~~	(68,862)	(163,025)	(239,719)	(216,948)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2015 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	~~W~~	15,130,331	Discount rate
Equity securities	NAV(*2)		4,381,159	Discount rate, Price of underlying assets

			19,511,490

Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,703,325	Discount rate
Equity securities	NAV(*2)		793,202	Discount rate, Price of underlying assets

			2,496,527

Derivative assets:
Trading	Option model,		1,373,194	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging	DCF(*1)		102,212

			1,475,406

Available-for-sale financial assets:
Debt securities	DCF(*1)		18,650,908	Discount rate
Equity securities	NAV(*2)		429,699	Discount rate, Price of underlying assets

			19,080,607

			42,564,030

Liabilities
Financial liabilities designated at fair value through profit or loss:
Borrowings	DCF(*1)		2,423,340	Discount rate
Derivative liabilities:
Trading	Option model,		1,450,899	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging	DCF(*1)		90,075

			1,540,974

		~~W~~	3,964,314

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2015 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*4)		Significant unobservable inputs	Range
Assets
Trading assets:
Debt securities	DCF(*1)	~~W~~	172,142	The volatility of the underlying asset, correlations	0.44%~19.34% 78.36%

Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF(*1)		453,736	The volatility of the underlying asset, correlations	0%~52.7% 0%~58.7%

Derivative assets:
Equity and foreign exchange related	Option model(*2)		110,598	The volatility of the underlying asset, correlations	3.5%~50.5% (31.8%)~57.6%
Interest rates related	Option model(*2)		59,177	The volatility of the underlying asset, regression coefficient, correlations	0.16%~5.05% 0.02%~3.02% 19.55%~94.6%
Credit related	Option model(*2)		742	The volatility of the underlying asset, correlations	1.96% 90%
Commodity related	Option model(*2)		10,069	The volatility of the underlying asset, correlations	1.6%~36.6% (12.9%)~86.6%

			180,586

Available-for-sale financial assets:
Debt securities	NAV(*3)		16,352	Discount rate	4.36%
Equity securities	DCF(*1)		2,602,936	Discount rate, growth rate	1.92%~23.25% 0%~3.5%

			2,619,288

		~~W~~	3,425,752

(*1)	DCF : discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV : net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model(*1)		7,223,967	The volatility of the underlying asset, correlations	25.46%~29.01% 10.00%

Derivative liabilities:
Equity and foreign exchange related	Option model(*1)		154,681	The volatility of the underlying asset, correlations	3.54%~51.46% (10.76%)~55.81%
Interest rates related	Option model(*1)		94,349	The volatility of the underlying asset, regression coefficient, correlations	0.15%~34.4% 0.02%~2.05% (5.31%)~94.6%
Commodity related	Option model(*1)		127,563	The volatility of the underlying asset, correlations	7.4%~36.6% (20.1%)~100.00%

			376,593

		~~W~~	7,600,560

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of June 30, 2015 and December 31, 2014.

	2015
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets		25	(26)
Financial assets designated at fair value through profit or loss	~~W~~	2,682	(3,735)
Derivative assets		38,144	(38,703)

		40,851	(42,464)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		65,506	(47,594)

	~~W~~	106,357	(90,058)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	42,694	(108,742)
Derivative liabilities		73,911	(53,221)

	~~W~~	116,605	(161,963)

	2014
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	2,691	(2,761)
Derivative assets		25,759	(33,508)

		28,450	(36,269)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		195,171	(69,090)

	~~W~~	223,621	(105,359)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	82,347	(81,191)
Derivative liabilities		74,637	(76,587)

	~~W~~	156,984	(157,778)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.
Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of June 30, 2015 and December 31, 2014 are as follows:

	2015			2014
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	230,866,992	233,078,950	221,617,689	223,965,124
Held-to-maturity financial assets		15,606,577	16,576,190	13,373,384	14,231,320
Other financial assets		16,919,196	16,973,790	10,151,338	10,204,666

	~~W~~	263,392,765	266,628,930	245,142,411	248,401,110

Liabilities:
Deposits	~~W~~	201,071,828	202,543,855	193,709,738	194,057,580
Borrowings		24,974,958	28,619,797	22,973,767	23,097,742
Debt securities issued		39,270,034	40,042,128	37,334,612	38,270,720
Other financial liabilities		24,309,958	24,999,375	17,485,236	17,432,936

	~~W~~	289,626,778	296,205,155	271,503,353	272,858,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	36,584	1,773,906	231,268,460	233,078,950
Held-to-maturity financial assets		5,680,408	10,895,782	—	16,576,190
Other financial assets		38,555	11,331,376	5,603,859	16,973,790

	~~W~~	5,755,547	24,001,064	236,872,319	266,628,930

Liabilities:
Deposits	~~W~~	1,912,961	78,774,764	121,856,130	202,543,855
Borrowings		6,992,010	2,607,648	19,020,139	28,619,797
Debt securities issued in won		—	23,235,954	16,806,174	40,042,128
Other financial liabilities		30,114	12,128,012	12,841,249	24,999,375

	~~W~~	8,935,085	116,746,378	170,523,692	296,205,155

	2014
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	29,569	2,959,108	220,976,447	223,965,124
Held-to-maturity financial assets		5,135,924	9,095,396	—	14,231,320
Other financial assets		16,544	5,841,425	4,346,697	10,204,666

	~~W~~	5,182,037	17,895,929	225,323,144	248,401,110

Liabilities:
Deposits	~~W~~	1,697,313	70,025,042	122,335,225	194,057,580
Borrowings		7,542,900	1,793,101	13,761,741	23,097,742
Debt securities issued in won		—	23,667,234	14,603,486	38,270,720
Other financial liabilities		17,520	5,189,079	12,226,337	17,432,936

	~~W~~	9,257,733	100,674,456	162,926,789	272,858,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as June 30, 2015 and December 31, 2014 are as follows:

	2015
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	21,167,219	—	21,167,219
Trading assets		26,155,416	—	—	—	—	—	26,155,416
Financial assets designated at FVTPL (*1)		—	3,196,021	—	—	—	—	3,196,021
Derivatives		1,515,018	—	—	—	—	146,649	1,661,667
Loans		—	—	—	—	230,866,992	—	230,866,992
AFS financial assets (*2)		—	—	31,340,670	—	—	—	31,340,670
HTM financial assets (*3)		—	—	—	15,606,577	—	—	15,606,577
Other		—	—	—	—	16,919,196	—	16,919,196

	~~W~~	27,670,434	3,196,021	31,340,670	15,606,577	268,953,407	146,649	346,913,758

	2015
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	201,071,828	—	201,071,828
Trading liabilities		3,171,378	—	—	—	3,171,378
Financial liabilities designated at FVTPL (*1)		—	9,678,199	—	—	9,678,199
Derivatives		1,753,070	—	—	177,276	1,930,346
Borrowings		—	—	24,974,958	—	24,974,958
Debt securities issued		—	—	39,270,034	—	39,270,034
Other		—	—	24,309,958	—	24,309,958

	~~W~~	4,924,448	9,678,199	289,626,778	177,276	304,406,701

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2014
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	20,584,838	—	20,584,838
Trading assets		24,362,176	—	—	—	—	—	24,362,176
Financial assets designated at FVTPL (*1)		—	2,737,375	—	—	—	—	2,737,375
Derivatives		1,411,168	—	—	—	—	157,139	1,568,307
Loans		—	—	—	—	221,617,689	—	221,617,689
AFS financial assets (*2)		—	—	31,418,014	—	—	—	31,418,014
HTM financial assets (*3)		—	—	—	13,373,384	—	—	13,373,384
Other		—	—	—	—	10,151,338	—	10,151,338

	~~W~~	25,773,344	2,737,375	31,418,014	13,373,384	252,353,865	157,139	325,813,121

	2014
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	193,709,738	—	193,709,738
Trading liabilities		2,688,734	—	—	—	2,688,734
Financial liabilities designated at FVTPL (*1)		—	8,996,181	—	—	8,996,181
Derivatives		1,596,400	—	—	121,155	1,717,555
Borrowings		—	—	22,973,767	—	22,973,767
Debt securities issued		—	—	37,334,612	—	37,334,612
Other		—	—	17,485,236	—	17,485,236

	~~W~~	4,285,134	8,996,181	271,503,353	121,155	284,905,823

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

5.	Changes in subsidiaries

(a) The subsidiary that is newly included in consolidation for the six-month period ended June 30, 2015 is as follows:

Company	Description
SHB MULTIPLE MEXICO	Newly established subsidiary

(b) The subsidiary that was newly included in consolidation during the year ended December 31, 2014 is as follows:

Company	Description
LLP MFO Shinhan Finance	Newly established subsidiary

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of June 30, 2015 are as follows:

Segment	Description

Banking (*)	Banking and related business

Credit card	Credit card business

Securities	Securities trading, underwriting and brokerage services

Life insurance	Life insurance and related business

Others	Leasing, assets management and other businesses

(*)	The Group determined to report the Banking segment as a single reportable operating segment based on K-IFRS No. 1108, ‘Operating Segments’ in the current fiscal year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b) The following tables provide information of income for each operating segment for the six-month periods ended June 30, 2015 and 2014.

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	2,092,495	656,918	224,419	331,245	(21,775)	3,461	3,286,763
Net fees and commission income (loss)		424,327	122,126	138,086	20,253	97,798	(5,518)	797,072
Other income (expense), net		(1,548,026)	(352,079)	(212,969)	(262,211)	(49,062)	(20,802)	(2,445,149)

Operating income		968,796	426,965	149,536	89,287	26,961	(22,859)	1,638,686
Equity method income (loss)		6,210	—	1,830	(664)	3,450	(421)	10,405
Income tax expense (benefit)		223,002	88,607	36,346	20,933	18,259	(1,776)	385,371

Profit (loss) for the period	~~W~~	801,084	351,805	125,552	65,656	9,362	(28,400)	1,325,059

Controlling interest	~~W~~	800,873	351,805	125,552	65,656	6,272	(66,018)	1,284,140
Non-controlling interests		211	—	—	—	3,090	37,618	40,919

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	2,212,438	687,932	171,377	314,501	(40,593)	1,652	3,347,307
Net fees and commission income (loss)		397,948	135,257	100,418	14,434	91,776	(7,455)	732,378
Other income (expense), net		(1,562,897)	(426,730)	(217,587)	(260,056)	(91,915)	(8,988)	(2,568,173)

Operating income		1,047,489	396,459	54,208	68,879	(40,732)	(14,791)	1,511,512
Equity method income		8,503	—	4,410	—	3,117	772	16,802
Income tax expense (benefit)		220,785	92,799	17,690	21,630	12,741	(251)	365,394

Profit (loss) for the period	~~W~~	846,770	317,662	48,404	41,256	(27,151)	(19,350)	1,207,591

Controlling interest	~~W~~	846,531	317,662	48,404	41,256	(31,152)	(86,662)	1,136,039
Non-controlling interests		239	—	—	—	4,001	67,312	71,552

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following tables provide information of net interest income of each operating segment for the six-month periods ended June 30, 2015 and 2014.

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	2,096,043	676,621	226,962	330,563	(43,426)	—	3,286,763
Internal transactions		(3,548)	(19,703)	(2,543)	682	21,651	3,461	—

	~~W~~	2,092,495	656,918	224,419	331,245	(21,775)	3,461	3,286,763

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	2,215,961	705,258	175,426	313,544	(62,584)	(298)	3,347,307
Internal transactions		(3,523)	(17,326)	(4,049)	957	21,991	1,950	—

	~~W~~	2,212,438	687,932	171,377	314,501	(40,593)	1,652	3,347,307

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a)	Restricted due from banks as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Deposits denominated in won:
Reserve deposits	~~W~~	6,413,711	5,755,317
Others (*)		3,480,264	3,842,219

		9,893,975	9,597,536

Deposits denominated in foreign currency		1,206,375	666,620

	~~W~~	11,100,350	10,264,156

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Debt securities:
Governments	~~W~~	3,030,286	2,045,124
Financial institutions		7,088,467	8,302,174
Corporations		4,920,266	5,769,659
Commercial papers		3,162,362	3,790,597
CMA(*)		1,245,847	1,197,304
Others		209,357	171,540

		19,656,585	21,276,398
Equity securities:
Stocks		1,653,456	1,011,012
Beneficiary certificates		4,650,348	1,812,208
Others		31,432	38,002

		6,335,236	2,861,222
Other
Gold deposits		163,595	224,556

	~~W~~	26,155,416	24,362,176

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014	Reason
Debt securities	~~W~~	1,867,821	1,419,343	To manage and measure fair value and accounting mismatch
Equity securities (*)		938,106	791,175	To manage and measure fair value and accounting mismatch
Others		390,094	526,857	Hybrid financial instrument

	~~W~~	3,196,021	2,737,375

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of June 30, 2015 and December 31, 2014 are ~~W~~793,202 million and ~~W~~630,537 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	43,051,516	31,812,684
Currency swaps		13,694,987	14,362,691
Currency options		2,403,108	774,869

		59,149,611	46,950,244
Exchange traded:
Currency futures		420,400	397,954

		59,570,011	47,348,198

Interest rates related:
Over the counter:
Interest rate swaps		49,982,889	62,274,495
Interest rate options		1,281,201	1,861,201

		51,264,090	64,135,696
Exchange traded:
Interest rate futures		1,867,780	1,236,960
Interest rate swaps (*)		26,314,800	17,943,000

		28,182,580	19,179,960

		79,446,670	83,315,656

Credit related:
Over the counter:
Credit swaps		716,924	385,333

Equity related:
Over the counter:
Equity swaps and forwards		4,279,300	4,168,373
Equity options		2,880,702	2,637,565

		7,160,002	6,805,938
Exchange traded:
Equity futures		704,848	223,607
Equity options		830,649	205,018

		1,535,497	428,625

		8,695,499	7,234,563

Commodity related:
Over the counter:
Commodity swaps and forwards		1,281,154	1,170,283
Commodity options		31,606	40,502

		1,312,760	1,210,785
Exchange traded:
Commodity futures		83,590	159,155

		1,396,350	1,369,940

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2015		2014
Hedge:
Currency forwards		982,884	685,348
Currency swaps		2,234,711	2,178,614
Interest rate swaps		8,178,164	8,306,680

		11,395,759	11,170,642

	~~W~~	161,221,213	150,824,332

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of June 30, 2015 and December 31, 2014 are as follows:

	2015			2014
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	568,333	529,783	440,089	509,555
Currency swaps		244,424	324,301	247,236	272,584
Currency options		6,808	5,379	4,440	5,048

		819,565	859,463	691,765	787,187
Exchange traded:
Currency futures		37	230	175	—

		819,602	859,693	691,940	787,187

Interest rates related:
Over the counter:
Interest rate swaps		526,706	534,274	564,432	509,140
Interest rate options		9,954	10,708	10,147	16,614

		536,660	544,982	574,579	525,754
Exchange traded:
Interest rate futures		50	431	213	45

		536,710	545,413	574,792	525,799

Credit related:
Over the counter:
Credit swaps		6,601	32,953	1,640	15,484

Equity related:
Over the counter:
Equity swap and forwards		68,388	92,989	59,440	(17,352)
Equity options		66,833	76,087	64,626	145,608

		135,221	169,076	124,066	128,256
Exchange traded:
Equity futures		384	124	201	258
Equity options		3,260	10,760	2,540	104

		3,644	10,884	2,741	362

		138,865	179,960	126,807	128,618

Commodity related:
Over the counter:
Commodity swaps and forwards		10,311	133,817	12,663	134,400
Commodity options		984	—	1,814	3

		11,295	133,817	14,477	134,403
Exchange traded:
Commodity futures		1,944	1,234	1,512	4,909

		13,239	135,051	15,989	139,312

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2015			2014
	Assets		Liabilities	Assets	Liabilities
Hedge:
Currency forwards		124	27,524	1,127	19,712
Currency swaps		59,726	40,212	38,997	50,788
Interest rate swaps		86,800	109,540	117,015	50,655

		146,650	177,276	157,139	121,155

	~~W~~	1,661,667	1,930,346	1,568,307	1,717,555

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	(14,808)	(16,652)	(98,934)	(63,476)
Currency swaps		(7,490)	(34,307)	140,652	117,294
Currency options		4,590	1,898	(120)	(3,294)

		(17,708)	(49,061)	41,598	50,524
Exchange traded:
Currency futures		313	(465)	54	20

		(17,395)	(49,526)	41,652	50,544

Interest rates related:
Over the counter:
Interest rate swaps		(28,239)	(56,356)	(13,065)	(39,711)
Interest rate options		(61)	(645)	(752)	(747)

		(28,300)	(57,001)	(13,817)	(40,458)
Exchange traded:
Interest rate futures		4,562	(381)	(1,075)	(812)

		(23,738)	(57,382)	(14,892)	(41,270)

Credit related:
Over the counter:
Credit swaps		(17,038)	(16,609)	(1,450)	(3,509)

Equity related:
Over the counter:
Equity swap and forwards		(150,785)	(160,739)	50,023	69,206
Equity options		5,381	16,343	(1,282)	(2,253)

		(145,404)	(144,396)	48,741	66,953
Exchange traded:
Equity futures		(442)	1,348	740	(147)
Equity options		(820)	(570)	(224)	24

		(1,262)	778	516	(123)

		(146,666)	(143,618)	49,257	66,830

Commodity related:
Over the counter:
Commodity swaps and forwards		(27,055)	(64,129)	33,003	22,459
Commodity options		(313)	(387)	(1,548)	(1,178)

		(27,368)	(64,516)	31,455	21,281
Exchange traded:
Commodity futures		3,064	18	7,804	3,667

		(24,304)	(64,498)	39,259	24,948

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Hedge:
Currency forwards		(11,751)	(13,693)	7,304	8,236
Currency swaps		22,816	31,780	(43,298)	(35,501)
Interest rate swaps		(83,441)	(83,882)	56,828	102,973

		(72,376)	(65,795)	20,834	75,708

	~~W~~	(301,517)	(397,428)	134,660	173,251

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

11.	Loans

(a)	Loans as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Household loans	~~W~~	87,666,126	84,929,702
Corporate loans		121,592,693	113,989,749
Public and other		2,119,414	2,135,127
Loans to banks		4,453,049	4,683,996
Card receivables		17,250,558	18,140,810

		233,081,840	223,879,384
Discount		(30,003)	(37,458)
Deferred loan origination costs and fees		308,282	276,627

		233,360,119	224,118,553
Allowance for credit losses		(2,493,127)	(2,500,864)

	~~W~~	230,866,992	221,617,689

(b)	Changes in the allowance for credit losses for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

	2015				2014
	Loan		Others (*2)	Total	Loan	Others (*2)	Total

Beginning balance	~~W~~	2,500,865	118,353	2,619,218	2,476,451	98,617	2,575,068
Provision for (reversal of) allowance		646,693	(6,744)	639,949	894,722	49,706	944,428
Write-offs		(704,294)	(10,040)	(714,334)	(1,107,143)	(33,742)	(1,140,885)
Effect of discounting (*1)		(15,550)	—	(15,550)	(42,274)	—	(42,274)
Disposal		(74,706)	—	(74,706)	(37,802)	—	(37,802)
Recoveries		150,682	2,458	153,140	390,498	4,216	394,714
Others (*3)		(10,563)	(3,664)	(14,227)	(73,587)	(444)	(74,031)

Ending balance	~~W~~	2,493,127	100,363	2,593,490	2,500,865	118,353	2,619,218

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Available-for-sale financial assets:
Debt securities (*1):
Government bonds	~~W~~	4,307,435	4,007,317
Financial institution bonds		13,412,765	11,922,184
Corporate bonds and others		8,866,155	10,926,161

		26,586,355	26,855,662
Equity securities (*2):
Stocks		2,328,359	2,416,482
Equity investments		630,933	614,566
Beneficiary certificates		1,721,759	1,427,387
Others		73,264	103,917

		4,754,315	4,562,352

		31,340,670	31,418,014

Held-to-maturity financial assets:
Debt securities:
Government bonds		8,709,475	7,794,704
Financial institutions bonds		1,797,153	1,573,869
Corporate bonds		5,099,949	4,004,811

		15,606,577	13,373,384

	~~W~~	46,947,247	44,791,398

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~102,351 million and ~~W~~110,425 million as of June 30, 2015 and December 31, 2014, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Gain on sale of available-for-sale financial assets	~~W~~	319,789	551,017	233,910	397,856
Loss on sale of available-for-sale financial assets		(9,045)	(17,647)	(9,574)	(14,363)

	~~W~~	310,744	533,370	224,336	383,493

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of June 30, 2015 and December 31, 2014 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2015	2014
BNP Paribas Cardif Life Insurance (*1),(*3)	Korea	March 31	14.99	14.99
Aju Capital Co., Ltd. (*1),(*2)	”	”	12.85	12.85
UAMCO., Ltd. (*2)	”	June 30	17.50	17.50
Pohang TechnoPark 2PFV (*2)	”	”	14.90	14.90
Daewontos Co., Ltd. (*1),(*6)	”	March 31	36.33	36.33
Inhee Co., Ltd. (*1),(*2),(*6)	”	”	15.36	15.36
DAEGY Electrical Construction Co., Ltd.(*1)(*6)	”	”	27.45	27.45
Kukdong Engineering & Construction Co., LTD. (*1)(*2)(*6)	”	”	14.30	14.30
YEONWOONG SYSTEM (*1)(*6)	”	”	21.77	—
SHC-IMM New Growth Fund (*5)	”	June 30	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
STI New Growth Engine Investment Fund	”	”	50.00	50.00
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
TS2013-6 M&A Investment Fund	”	”	25.00	25.00
KDB Daewoo Ruby PEF	”	”	20.00	20.00
Dream High Fund III (*5)	”	”	54.55	54.55
Haejin Shipping Co., Ltd.	Hong Kong	”	24.00	24.00
SHC-EN Fund	Korea	”	43.48	43.48
SP New Technology Business investment Fund I	”	”	23.26	23.26
Albatross Growth Fund	”	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co., Ltd.	”	”	50.00	—
Midas Dong-A Snowball Venture Fund (*5)	”	”	53.33	—
IBKS-Shinhan Creative Economy New Technology Fund (*4)	”	”	5.00	—
SH Rental Service	”	”	20.00	—
SM New Technology Business Investment Fund I	”	”	36.36	—
Shinhan 2014-1 New Technology Business Investment Fund (*4)	”	”	1.00	—
APC Fund	Cayman Islands	”	25.18	25.18
Innopolis-CJ Bio Healthcare Fund	Korea	”	26.67	25.00
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	”	”	50.00	50.00
Arkone Asia Access Offshore Feeder Fund Limited	Cayman Islands	”	23.64	23.64
Byeollae Development REIT CO., Ltd.	Korea	”	43.00	—
BNPParibas Cardif General Insurance (*1)(*2)	”	March 31	10.00	10.00
Shinhan-Stonebridge Petro PEF (*4)	”	June 30	1.82	1.82

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	Financial statements as of March 31, 2015 were used for the equity method since the Group could not have the financial statements as of June 30, 2015. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applies the equity method accounting as the Group has a significant influence on the financial and operating policies of the investee through electing investees’ board members and presenting in decision making bodies of the investee.
(*3)	The Group can have a significant influence on the investees through important business transactions.
(*4)	As a managing partner, the Group can have a significant influence over the investees.
(*5)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the six-month period ended June 30, 2015 and December 31, 2014 were as follows:

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	56,776	—	(2,077)	7,160	61,859
Aju Capital Co., Ltd. (*1)		30,426	(1,849)	3,394	(137)	31,834
UAMCO., Ltd.		114,238	—	6,890	2	121,130
Pohang TechnoPark 2PFV		1,977	—	(1)	—	1,976
Daewontos Co., Ltd. (*2)		—	—	—	—	—
Inhee Co., Ltd.		531	—	(352)	—	179
DAEGY Electrical Construction Co., Ltd.		44	—	(41)	—	3
Kukdong Engineering & Construction Co., LTD.		7,158	—	(1,672)	324	5,810
YEONWOONG SYSTEM		—	—	102	—	102
SHC-IMM New Growth Fund		8,948	(1,074)	(27)	—	7,847
QCP New Technology Fund 20th		270	(121)	—	—	149
Miraeasset 3rd Investment Fund		4,022	(2,250)	2,574	(367)	3,979
STI New Growth Engine Investment Fund		2,458	—	2	333	2,793
Shinhan K2 Secondary Fund		3,006	(300)	392	(100)	2,998
TS2013-6 M&A Investment Fund		1,581	(175)	(174)	922	2,154
KDB Daewoo Ruby PEF		7,704	(860)	(42)	—	6,802
Dream High Fund III		2,963	—	235	(300)	2,898
Haejin Shipping Co., Ltd.		1,035	—	(38)	35	1,032
SHC-EN Fund		3,992	—	(23)	—	3,969
SP New Technology Business investment Fund I		1,999	—	(16)	—	1,983
Albatross Growth Fund		1,200	—	(6)	—	1,194
Asia Pacific No.39 Ship Investment Co., Ltd.		—	5,785	169	—	5,954
Midas Dong-A Snowball Venture Fund		—	2,400	(11)	—	2,389
IBKS-Shinhan Creative Economy New Technology Fund		—	150	(1)	—	149
SH Rental Service		—	100	—	—	100
SM New Technology Business Investment Fund I		—	2,000	(16)	—	1,984
Shinhan 2014-1 New Technology Business Investment Fund (*4)		—	61	(1)	51	111
APC Fund		35,139	—	(2,813)	734	33,060
Innopolis-CJ Bio Healthcare Fund		5,072	374	2,816	—	8,262
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,000	(945)	945	—	28,000
Arkone Asia Access Offshore Feeder Fund Limited		5,013	—	919	28	5,960
Byeollae Development REIT CO., Ltd.		—	4,257	(29)	—	4,228
BNPParibas Cardif General Insurance		1,295	1,500	(664)	(7)	2,124
Shinhan-Stonebridge Petro PEF		17,029	(4)	(29)	—	16,996

	~~W~~	341,876	9,049	10,405	8,678	370,008

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	The market values of investments are ~~W~~52,209 million as of June 30, 2015 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2014
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
BNP Paribas Cardif Life Insurance	51,250	(84)	1,216	4,394	—	56,776
Aju Capital Co., Ltd. (*1)	28,223	(1,105)	3,438	(130)	—	30,426
UAMCO., Ltd.	139,271	(35,043)	10,066	(56)	—	114,238
Pohang TechnoPark 2PFV	2,847	—	(870)	—	—	1,977
Daewontos Co., Ltd. (*2)	—	—	—	—	—	—
Inhee Co., Ltd.	361	—	170	—	—	531
DAEGY Electrical Construction., LTD.	—	—	41	3	—	44
Kukdong Engineering & Construction CO., LTD.	—	9,092	(1,990)	56	—	7,158
Shinhan Corporate Restructuring Fund 5th (*3)	—	—	—	—	—	—
SHC-IMM New Growth Fund	9,149	—	(201)	—	—	8,948
QCP New Technology Fund 20 th	249	—	21	—	—	270
Miraeasset 3rd Investment Fund	5,736	(3,540)	1,916	(90)	—	4,022
STI New growth engine Investment Fund	2,509	—	(51)	—	—	2,458
Aju 4th Investment Fund	1,580	(1,261)	(319)	—	—	—
Medici 2nd Investment Fund	3,172	(3,838)	666	—	—	—
AJU-SHC WIN-WIN Company Fund 3	5,256	(7,211)	1,955	—	—	—
Shinhan K2 Secondary Fund	3,362	(623)	207	60	—	3,006
KDB Daewoo Securities Platinum PEF	6,563	(6,542)	(21)	—	—	—
FAMILY FOOD CO., LTD.	4,671	(4,211)	—	(460)	—	—
TS-6 M&A Investment Fund	3,911	(1,952)	543	(921)	—	1,581
KDB Daewoo Ruby PEF	—	6,918	786	—	—	7,704
Dream High Fund III	—	3,000	(37)	—	—	2,963
PT Clemont Finance Indonesia	5,580	—	(405)	1,568	(6,743)	—
Haejin Shipping Co. Ltd.	1,015	—	(10)	30	—	1,035
SHC-EN Fund	—	4,000	(8)	—	—	3,992
SP New Technology Business investment Fund I	—	2,000	(1)	—	—	1,999
Albatross Growth Fund	—	1,200	—	—	—	1,200
APC Fund	22,734	94	10,382	1,929	—	35,139
Truston Falcon Asia US Feeder Fund	10,841	(11,222)	279	102	—	—
Innopolis-CJ Bio Healthcare Fund	3,969	—	1,103	—	—	5,072
Korea investment gong-pyeong office real estate investment trust 2nd	—	26,540	1,460	—	—	28,000
Arkone Asia Access Offshore Feeder Fund Limited	—	5,141	(493)	365	—	5,013
BNPParibas Cardif General Insurance	—	1,290	5	—	—	1,295
Shinhan-stonebridge Petro PEF	16,318	(21)	732	—	—	17,029

	328,567	(17,378)	30,580	6,850	(6,743)	341,876

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	The market values of investments are ~~W~~47,624 million as of December 31, 2014 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.
(*3)	The Group has recognized impairment loss on the investments during the year ended December 31, 2013 and the fund was liquidated during the year ended December 31, 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed balance sheet information of associates as of June 30, 2015 and December 31, 2014 are as follows:

	2015			2014
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,122,106	3,708,351	3,890,674	3,510,712
Aju Capital Co., Ltd.		6,656,519	5,928,910	6,428,736	5,714,874
UAMCO., Ltd.		4,074,713	3,367,389	4,357,490	3,688,589
Pohang TechnoPark 2PFV		14,662	1,401	14,668	1,401
Daewontos Co., Ltd.		2,621	4,095	6,139	7,344
Inhee Co., Ltd.		10,904	9,742	16,284	12,826
DAEGY Electrical Construction Co., Ltd.		1,056	1,045	1,278	1,119
Kukdong Engineering & Construction Co., LTD.		277,918	256,398	368,308	337,159
YEONWOONG SYSTEM		947	481	—	—
SHC-IMM New Growth Fund		12,315	155	14,190	321
QCP New Technology Fund 20th		317	—	572	—
Miraeasset 3rd Investment Fund		7,988	31	8,215	172
STI New Growth Engine Investment Fund		5,588	—	4,916	—
Shinhan K2 Secondary Fund		27,896	4	27,998	7
TS2013-6 M&A Investment Fund		8,698	76	6,406	76
KDB Daewoo Ruby PEF		34,013	4	40,525	2,004
Dream High Fund III		5,312	—	5,432	—
PT Clemont Finance Indonesia		—	—	43,972	27,832
Haejin Shipping Co., Ltd.		4,518	218	4,523	211
SHC-EN Fund		9,128	—	9,183	2
SP New Technology Business investment Fund I		8,526	—	8,600	6
Albatross Growth Fund		3,314	30	3,301	—
Asia Pacific No. 39 Ship Investment Co., Ltd.		11,918	96	—	—
Midas Dong-A Snowball Venture Fund		4,480	—	—	—
IBKS-Shinhan Creative Economy New Technology Fund		2,987	—	—	—
SH Rental Service		500	—	—	—
SM New Technology Business Investment Fund I		5,455	—	—	—
Shinhan 2014-1 New Technology Business Investment Fund		11,227	—	—	—
APC Fund		131,361	75	139,732	197
Innopolis-CJ Bio Healthcare Fund		30,986	2	20,294	2
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,648	648	56,022	22
Arkone Asia Access Offshore Feeder Fund Limited		77,077	51,863	67,403	46,195
Byeollae Development REIT CO., Ltd.		149,418	139,587	—	—
BNPParibas Cardif General Insurance		40,640	19,403	33,341	20,392
Shinhan-Stonebridge Petro PEF		933,438	798	935,256	807

	~~W~~	16,745,194	13,490,802	16,513,458	13,372,270

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

	2015
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	245,798	(13,938)	47,731	33,793
Aju Capital Co., Ltd.		410,708	26,411	(1,068)	25,343
UAMCO., Ltd.		238,223	39,374	9	39,383
Pohang TechnoPark 2PFV		—	(7)	—	(7)
Daewontos Co., Ltd.		2,698	(268)	—	(268)
Inhee Co., Ltd.		2,127	(2,296)	—	(2,296)
DAEGY Electrical Construction Co., Ltd.		7	(148)	—	(148)
Kukdong Engineering & Construction Co., LTD.		122,139	(11,693)	1,356	(10,337)
YEONWOONG SYSTEM		19	(8)	—	(8)
SHC-IMM New Growth Fund		359	202	—	202
QCP New Technology Fund 20th		—	—	—	—
Miraeasset 3rd Investment Fund		5,189	5,147	683	5,830
STI New Growth Engine Investment Fund		—	3	667	670
Shinhan K2 Secondary Fund		3,913	3,635	(389)	3,246
TS2013-6 M&A Investment Fund		110	(56)	—	(56)
KDB Daewoo Ruby PEF		—	(212)	—	(212)
Dream High Fund III		491	431	(551)	(120)
Haejin Shipping Co., Ltd.		13	(157)	—	(157)
SHC-EN Fund		1	(54)	—	(54)
SP New Technology Business investment Fund I		—	(68)	—	(68)
Albatross Growth Fund		15	(16)	—	(16)
Asia Pacific No. 39 Ship Investment Co., Ltd.		876	338	—	338
Midas Dong-A Snowball Venture Fund		—	(20)	—	(20)
IBKS-Shinhan Creative Economy New Technology Fund		1	(13)	—	(13)
SH Rental Service		—	—	—	—
SM New Technology Business Investment Fund I		—	(45)	—	(45)
Shinhan 2014-1 New Technology Business Investment Fund		—	(48)	5,184	5,136
APC Fund		—	(12,793)	—	(12,793)
Innopolis-CJ Bio Healthcare Fund		10,809	10,693	—	10,693
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		1,932	1,890	—	1,890
Arkone Asia Access Offshore Feeder Fund Limited		1,620	1,499	—	1,499
Byeollae Development REIT CO., Ltd.		—	(20)	—	(20)
BNPParibas Cardif General Insurance		3,817	(776)	—	(776)
Shinhan-Stonebridge Petro PEF		58	(1,594)	—	(1,594)

	~~W~~	1,050,923	45,393	53,622	99,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2014
Investees	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	483,911	5,852	29,293	35,145
Aju Capital Co., Ltd.	781,957	26,756	(1,016)	25,740
UAMCO., Ltd.	548,990	57,519	(319)	57,200
Pohang TechnoPark 2PFV	—	(5,839)	—	(5,839)
Daewontos Co., Ltd.	10,954	(2)	—	(2)
Inhee Co., Ltd.	5,041	1,105	—	1,105
DAEGY Electrical Construction., LTD.	286	148	—	148
Kukdong Engineering & Construction Co., LTD	57,654	(13,917)	347	(13,570)
Shinhan Corporate Restructuring Fund 5th	90	82	—	82
SHC-IMM New Growth Fund	102	(155)	—	(155)
QCP New Technology Fund 20th	51	45	—	45
Miraeasset 3rd Investment Fund	4,532	3,832	(182)	3,650
STI New Growth Engine Investment Fund	—	(110)	—	(110)
Aju 4th Investment Fund	143	(1,061)	—	(1,061)
Medici 2nd Investment Fund	3,000	1,218	—	1,218
AJU-SHC WIN-WIN Company Fund 3	2,278	2,787	—	2,787
Shinhan K2 Secondary Fund	3,545	1,935	562	2,497
KDB Daewoo Securities Platinum PEF	—	(111)	—	(111)
TS2013-6 M&A Investment Fund	56	(694)	(3,688)	(4,382)
KDB Daewoo Ruby PEF	4,422	3,929	—	3,929
Dream High Fund III	6	(68)	—	(68)
PT Clemont Finance Indonesia	1,362	87	—	87
Haejin Shipping Co., Ltd.	74	(41)	—	(41)
SHC-EN Fund	—	(19)	—	(19)
SP New Technology Business investment Fund I	—	(6)	—	(6)
Albatross Growth Fund	1	1	—	1
APC Fund	13,756	40,426	—	40,426
Innopolis-CJ Bio Healthcare Fund	4,414	4,414	—	4,414
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	2,821	2,821	—	2,821
Arkone Asia Access Offshore Feeder Fund Limited	(1,349)	(2,087)	—	(2,087)
BNP Paribas Cardif General Insurance	4,021	(8,103)	183	(7,920)
Shinhan-Stonebridge Petro PEF	43,454	40,118	—	40,118

	1,975,572	160,862	25,180	186,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2015 and December 31, 2014 are as follow:

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	413,755	14.99	62,063	(204)	—	61,859
Aju Capital Co., Ltd. (*1)		679,812	12.85	87,356	—	(55,522)	31,834
UAMCO., Ltd.		692,184	17.50	121,130	—	—	121,130
Pohang TechnoPark 2PFV		13,261	14.90	1,976	—	—	1,976
Daewontos Co., Ltd. (*3)		(1,474)	36.33	(535)	—	535	—
Inhee Co., Ltd.		1,162	15.36	179	—	—	179
DAEGY Electrical Construction Co., Ltd.		11	27.45	3	—	—	3
Kukdong Engineering & Construction Co., LTD. (*4)		23,892	14.30	3,415	—	2,395	5,810
YEONWOONG SYSTEM		466	21.77	102	—	—	102
SHC-IMM New Growth Fund		12,160	64.52	7,847	—	—	7,847
QCP New Technology Fund 20th		317	47.17	149	—	—	149
Miraeasset 3rd Investment Fund		7,957	50.00	3,979	—	—	3,979
STI New Growth Engine Investment Fund		5,588	50.00	2,793	—	—	2,793
Shinhan K2 Secondary Fund		27,892	10.75	2,998	—	—	2,998
TS2013-6 M&A Investment Fund		8,622	25.00	2,154	—	—	2,154
KDB Daewoo Ruby PEF		34,009	20.00	6,802	—	—	6,802
Dream High Fund III		5,312	54.55	2,898	—	—	2,898
Haejin Shipping Co., Ltd.		4,300	24.00	1,032	—	—	1,032
SHC-EN Fund		9,128	43.48	3,969	—	—	3,969
SP New Technology Business investment Fund I		8,526	23.26	1,983	—	—	1,983
Albatross Growth Fund		3,284	36.36	1,194	—	—	1,194
Asia Pacific No. 39 Ship Investment Co., Ltd. (*5)		11,822	50.00	5,911	—	43	5,954
Midas Dong-A Snowball Venture Fund		4,480	53.33	2,389	—	—	2,389
IBKS-Shinhan Creative Economy New Technology Fund		2,987	5.00	149	—	—	149
SH Rental Service		500	20.00	100	—	—	100
SM New Technology Business Investment Fund I		5,455	36.36	1,984	—	—	1,984
Shinhan 2014-1 New Technology Business Investment Fund		11,227	1.00	111	—	—	111
APC Fund		131,286	25.18	33,060	—	—	33,060
Innopolis-CJ Bio Healthcare Fund		30,984	26.67	8,262	—	—	8,262
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,000	50.00	28,000	—	—	28,000
Arkone Asia Access Offshore Feeder Fund Limited		25,214	23.64	5,960	—	—	5,960
Byeollae Development REIT CO., Ltd.		9,831	43.00	4,228	—	—	4,228
BNPParibas Cardif General Insurance		21,237	10.00	2,124	—	—	2,124
Shinhan-Stonebridge Petro PEF		932,640	1.82	16,996	—	—	16,996

	~~W~~	3,193,827		422,761	(204)	(52,549)	370,008

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the six-month period ended June 30, 2015 and the cumulative unrecognized equity method losses as of June 30, 2015 are ~~W~~98 million and ~~W~~535 million, respectively.
(*4)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*5)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2014
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	379,962	15	56,991	(215)	—	56,776
Aju Capital Co., Ltd. (*1)		668,171	13	85,860	—	(55,434)	30,426
UAMCO., Ltd. (*2)		652,801	18	114,238	—	—	114,238
Pohang TechnoPark 2PFV		13,268	15	1,977	—	—	1,977
Daewontos Co., Ltd. (*3)		(1,205)	36	(438)	—	438	—
Inhee Co., Ltd.		3,458	15	531	—	—	531
DAEGY Electrical Construction Co., Ltd.		159	27	44	—	—	44
Kukdong Engineering & Construction CO., LTD. (*4)		33,318	14	4,763	—	2,395	7,158
SHC-IMM New Growth Fund		13,869	65	8,948	—	—	8,948
QCP New Technology Fund 20th		572	47	270	—	—	270
Miraeasset 3rd Investment Fund		8,043	50	4,021	—	—	4,021
STI New growth engine Investment Fund		4,916	50	2,458	—	—	2,458
Shinhan K2 Secondary Fund		27,991	11	3,006	—	—	3,006
TS2013-6 M&A Investment Fund		6,330	25	1,581	—	—	1,581
KDB Daewoo Ruby PEF		38,521	20	7,704	—	—	7,704
Dream High Fund III		5,432	55	2,963	—	—	2,963
Haejin Shipping Co. Ltd.		4,312	24	1,035	—	—	1,035
SHC-EN Fund		9,181	43	3,992	—	—	3,992
SP New Technology Business investment Fund I		8,594	23	1,999	—	—	1,999
Albatross Growth Fund		3,301	36	1,200	—	—	1,200
APC Fund		139,535	25	35,139	—	—	35,139
Innopolis-CJ Bio Healthcare Fund		20,292	25	5,072	—	—	5,072
Korea investment gong-pyeong office real estate investment trust 2nd		56,000	50	28,000	—	—	28,000
Arkone Asia Access Offshore Feeder Fund Limited		21,208	24	5,014	—	—	5,014
BNPParibas Cardif General Insurance		12,949	10	1,295	—	—	1,295
Shinhan-stonebridge Petro PEF		934,449	2	17,029	—	—	17,029

	~~W~~	3,065,427		394,692	(215)	(52,601)	341,876

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method loss for year ended December 31, 2014 and the cumulative unrecognized equity method loss as of December 31, 2014 are ~~W~~1 million and ~~W~~438 million, respectively.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Securities sold	~~W~~	2,721,937	2,259,798
Gold deposits		449,441	428,936

	~~W~~	3,171,378	2,688,734

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Deposits	~~W~~	11,481	6,139
Equity-linked securities sold		7,221,871	6,671,481
Derivatives-combined securities sold		2,414,965	2,318,144
Securities sold		29,882	417

	~~W~~	9,678,199	8,996,181

16.	Debt securities issued

Debt securities issued as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.59	~~W~~	28,612,890
Subordinated debt securities issued	2.72~5.10		3,620,902
Gain and loss on fair value hedges			1,504
Bond issuance cost			(45,282)

			32,190,014

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.50		7,063,677
Gain and loss on fair value hedges			37,205
Bond issuance cost			(20,862)

			7,080,020

		~~W~~	39,270,034

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2014
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.91	~~W~~	27,567,890
Subordinated debt securities issued	3.41~5.10		3,321,239
Gain and loss on fair value hedges			34,277
Bond issuance cost			(56,050)

			30,867,356

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.50		6,443,377
Gain and loss on fair value hedges			46,850
Bond issuance cost			(22,971)

			6,467,256

		~~W~~	37,334,612

17.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014

Present value of defined benefit obligations	~~W~~	1,441,258	1,346,881
Fair value of plan assets		(1,072,767)	(1,037,424)

Recognized liabilities for defined benefit obligations	~~W~~	368,491	309,457

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Current service costs	~~W~~	39,797	81,535	34,012	67,491
Net interest expense		1,577	4,692	629	1,951

	~~W~~	41,374	86,227	34,641	69,442

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Asset retirement obligations	~~W~~	44,937	44,181
Expected loss related to litigation		37,953	33,377
Unused credit commitments		421,221	402,877
Bonus card point reward program		29,212	33,113
Financial guarantee contracts issued		81,027	107,209
Others		84,158	73,408

	~~W~~	698,508	694,165

(*)	Refer to the note 27. Commitments and contingencies.

19.	Liabilities under insurance contracts

(a)	Insurance liabilities as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Policy reserve	~~W~~	18,892,447	17,763,576
Policyholder’s equity adjustment		13,607	12,704

	~~W~~	18,906,054	17,776,280

(b)	Income or expenses on insurance contracts for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Insurance income:
Premium income	~~W~~	1,090,570	2,198,664	1,044,512	2,082,494
Reinsurance income		561	1,186	1,229	1,229
Separate account income		4,697	10,889	3,994	7,674

		1,095,828	2,210,739	1,049,735	2,091,397
Insurance expenses:
Claims paid		(477,788)	(977,905)	(455,682)	(912,250)
Reinsurance premium expenses		(1,228)	(2,409)	(2,131)	(2,131)
Provision for policy reserves		(557,666)	(1,128,881)	(530,649)	(1,055,054)
Separate account expenses		(4,693)	(10,879)	(3,994)	(7,674)
Discount charge		(110)	(216)	(99)	(201)
Acquisition costs		(157,005)	(302,560)	(129,280)	(243,403)
Collection expenses		(3,487)	(6,892)	(3,283)	(6,594)
Deferred acquisition costs		106,548	212,435	95,347	175,168
Amortization of deferred acquisition costs		(107,213)	(217,205)	(117,850)	(239,418)

		(1,202,642)	(2,434,512)	(1,147,621)	(2,291,557)

Net loss on insurance	~~W~~	(106,814)	(223,773)	(97,886)	(200,160)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

20.	Equity

(a)	Equity as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		736,898	537,443

Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(423,577)	(393,405)

Accumulated other comprehensive income, net of tax:
Valuation gain on available-for-sale financial assets		982,365	1,092,622
Equity in other comprehensive income of associates		15,256	6,945
Foreign currency translation adjustments for foreign operations		(144,184)	(158,107)
Net loss from cash flow hedges		(19,238)	(15,134)
Other comprehensive income of separate account		9,342	5,703
Actuarial losses		(333,417)	(294,135)

		510,124	637,894

Retained earnings		16,625,488	15,869,779

Non-controlling interest		1,027,154	1,330,809

	~~W~~	31,008,475	30,514,908

(b)	Hybrid bond

Hybrid bond classified as other equity instrument as of June 30, 2015 and December 31, 2014 is as follows:

Issue date	Maturity date	Interest rate (%)	2015		2014
October 24, 2011	October 24, 2041	5.80	~~W~~	238,582	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	—

			~~W~~	736,898	537,443

The hybrid bonds above can be repaid early at value after 5 or 10 years from the date of issuance, and the Company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

20.	Equity (continued)

(c)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894
Change due to fair value		210,704	8,678	—	—	4,801	—	224,183
Reclassification:
Change due to impairment or disposal		(363,280)	—	—	—	—	—	(363,280)
Effect of hedge accounting		—	—	—	(44,087)	—	—	(44,087)
Hedging		(554)	—	(4,913)	38,673	—	—	33,206
Effects from exchange rate fluctuations		11,132	—	18,134	—	—	—	29,266
Remeasurements of the defined benefit plans		—	—	—	—	—	(54,393)	(54,393)
Deferred income taxes		31,738	(367)	(1,538)	1,310	(1,162)	13,092	43,073
Non-controlling interests		3	—	2,240	—	—	2,019	4,262

Ending balance	~~W~~	982,365	15,256	(144,184)	(19,238)	9,342	(333,417)	510,124

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

20.	Equity (continued)

	2014
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	958,115	690	(146,123)	1,244	(117)	(140,842)	672,967
Change due to fair value		629,374	6,849	—	—	7,678	—	643,901
Reclassification:
Change due to impairment or disposal		(479,184)	—	—	—	—	—	(479,184)
Effect of hedge accounting		—	—	—	(96,405)	—	—	(96,405)
Hedging		2,181	—	15,622	74,798	—	—	92,601
Effects from exchange rate fluctuations		21,468	—	(30,376)	—	—	—	(8,908)
Remeasurements of the defined benefit plans		—	—	—	—	—	(203,300)	(203,300)
Deferred income taxes		(37,931)	(594)	1,886	5,229	(1,858)	48,884	15,616
Non-controlling interests		(1,401)	—	884		—	1,123	606

Ending balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

20.	Equity (continued)

(d)	Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the six-month period ended June 30, 2015 and the year ended December 31, 2014 are as follows:

	2015		2014
Beginning balance	~~W~~	2,235,402	2,236,131
Planned regulatory reversal of loan losses		(127,634)	(729)

Ending balance	~~W~~	2,107,768	2,235,402

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Profit for the period	~~W~~	692,090	1,284,140	577,608	1,136,039
Provision for (reversal of) regulatory reserve for loan losses		54,416	130,211	42,918	(32,645)

Profit for the period adjusted for regulatory reserve	~~W~~	746,506	1,414,351	620,526	1,103,394

Basic and diluted earnings per share adjusted for regulatory reserve in won	~~W~~	1,526	2,886	1,261	2,231

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Interest income:
Cash and due from banks	~~W~~	59,369	121,793	56,785	112,594
Trading assets		134,565	276,966	149,010	284,666
Financial assets designated at fair value through profit or loss		13,067	25,951	7,670	14,726
Available-for-sale financial assets		164,007	341,037	208,448	427,008
Held-to-maturity financial assets		130,252	259,334	127,791	252,859
Loans		2,247,120	4,543,991	2,439,222	4,857,197
Others		29,129	61,234	36,687	73,522

		2,777,509	5,630,306	3,025,613	6,022,572
Interest expense:
Deposits		(719,128)	(1,525,631)	(870,132)	(1,730,157)
Borrowings		(93,767)	(181,915)	(114,502)	(230,810)
Debt securities issued		(303,947)	(605,857)	(332,826)	(676,126)
Others		(7,603)	(30,140)	(18,801)	(38,172)

		(1,124,445)	(2,343,543)	(1,336,261)	(2,675,265)

Net interest income	~~W~~	1,653,064	3,286,763	1,689,352	3,347,307

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

22.	Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Fees and commission income:
Credit placement fees	~~W~~	21,845	38,561	14,419	30,516
Commission received as electronic charge receipt		34,704	68,562	34,133	67,083
Brokerage fees		123,053	215,234	79,980	157,996
Commission received as agency		43,088	86,608	48,401	100,262
Investment banking fees		23,405	31,885	12,142	18,588
Commission received in foreign exchange activities		41,489	78,654	34,789	68,690
Asset management fees		21,417	39,755	15,050	28,397
Credit card fees		573,641	1,138,256	540,100	1,061,090
Others		114,196	218,646	98,409	194,521

		996,838	1,916,161	877,423	1,727,143
Fees and commission expense:
Credit-related fee		(13,855)	(24,261)	(8,085)	(15,066)
Credit card fees		(457,059)	(905,967)	(406,071)	(817,937)
Others		(98,142)	(188,861)	(76,834)	(161,762)

		(569,056)	(1,119,089)	(490,990)	(994,765)

Net fees and commission income	~~W~~	427,782	797,072	386,433	732,378

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Impairment losses on:
Loans	~~W~~	(294,211)	(646,693)	(307,963)	(473,892)
Available-for-sale financial assets		(39,003)	(101,447)	(21,405)	(113,340)
Other financial assets		—	—	(12,935)	(13,553)

		(333,214)	(748,140)	(342,303)	(600,785)
Reversal of impairment losses on:
Available-for-sale financial assets		6,205	6,418	6,943	7,403
Other financial assets		6,298	6,744	—	—

		12,503	13,162	6,943	7,403

	~~W~~	(320,711)	(734,978)	(335,360)	(593,382)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

24.	General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Employee benefits:
Salaries	~~W~~	621,220	1,243,173	589,535	1,187,950
Severance benefits:
- Defined contribution		4,627	9,671	4,330	9,158
- Defined benefit		41,431	83,360	34,627	69,428
Termination benefits		2,392	3,126	2,287	4,897

		669,670	1,339,330	630,779	1,271,433

Rent		86,746	169,227	85,934	174,112
Entertainment		6,906	14,166	6,175	14,320
Depreciation		49,079	98,244	50,361	101,470
Amortization		18,426	36,617	28,249	56,733
Taxes and dues		63,643	107,769	52,375	91,763
Advertising		62,313	102,906	51,027	86,432
Research		3,336	6,569	2,974	5,701
Service fee		44,237	71,805	48,628	85,707
Others		93,639	194,452	98,040	199,527

	~~W~~	1,097,995	2,141,085	1,054,542	2,087,198

25.	Income tax expense

Income tax expense for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Current income tax expense	~~W~~	167,808	307,229	124,396	314,488
Origination and reversal of temporary differences		(24,391)	33,907	57,385	45,412
Income tax recognized in other comprehensive income		67,021	44,235	3,336	5,494

Income tax expenses	~~W~~	210,438	385,371	185,117	365,394

Effective tax rate	%	22.83	22.53	23.22	23.23

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

26.	Earnings per share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Six-month period	Three-month period	Six-month period
Net income for the period	~~W~~	692,090	1,284,140	577,608	1,136,039
Less:
Dividends on preferred stock		15,441	30,714	15,440	30,713
Dividends on hybrid bond		7,669	15,103	7,527	14,961

		23,110	45,817	22,967	45,674

Net income available for common stock	~~W~~	668,980	1,238,323	554,641	1,090,365

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Basic and diluted earnings per share in won	~~W~~	1,410	2,611	1,169	2,299

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

27.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Guarantees
Guarantees outstanding	~~W~~	10,129,971	10,796,896
Contingent guarantees		3,635,226	4,335,333

		13,765,197	15,132,229

Commitments to extend credit
Loan commitments in won		53,774,325	52,723,778
Loan commitments in foreign currency		21,233,533	20,195,691
ABS and ABCP commitments		2,370,944	2,143,308
Others		2,257,259	1,226,604

		79,636,061	76,289,381

Endorsed bills
Secured endorsed bills		24,072	51,043
Unsecured endorsed bills		9,732,576	10,914,587

		9,756,648	10,965,630

Loans sold with recourse		2,099	2,099

	~~W~~	103,160,005	102,389,339

(b)	Legal contingencies

As of June 30, 2015, the Group was involved in 216 pending lawsuits as a defendant (total claim amount: ~~W~~362,673 million) and recorded a provision of ~~W~~37,935 million and a reserve (liabilities under insurance contracts) of ~~W~~1,418 million, respectively, with respect to these lawsuits. As of December 31, 2014, the recorded provision and the reserve with respect to the lawsuits were, ~~W~~33,377 million and ~~W~~1,161 million, respectively.

28.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Cash and due from banks	~~W~~	21,180,681	20,608,513
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,558,754)	(4,739,947)
Restricted due from banks		(11,100,350)	(10,264,156)

	~~W~~	5,521,577	5,604,410

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

29.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of June 30, 2015 and December 31, 2014 are as follows:

Related party	Account	2015		2014
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	49,985	50,000
”	Loans and receivables		160,000	200,000
”	Credit card assets		719	2,011
”	Allowances		(470)	(624)
”	Deposits		807	1,184
”	Provisions		74	78
UAMCO., Ltd.	Credit card assets		39	43
”	Allowances		(1)	(1)
”	Deposits		4,188	28,801
”	Provisions		47	50
Pohang TechnoPark2PFV	Deposits		14,661	14,666
BNP Paribas Cardif Life Insurance	Accounts receivable		123	115
”	Credit card assets		106	119
”	Allowances		(1)	(1)
”	Accrued expenses		220	—
”	Deposits		621	194
”	Provisions		1	1
BNP Paribas Cardif General Insurance	Credit card assets		28	26
”	Allowances		(1)	(1)
”	Deposits		9	7
Kukdong Engineering & Construction CO., LTD.	Credit card assets		18	17
”	Allowances		(1)	(1)
”	Deposits		7,248	6,986
”	Provisions		15	—
Dream High Fund III	Deposits		1,374	301
Miraeasset 3rd Investment Fund	Deposits		5,388	1,777
KDB Daewoo Ruby PEF	Deposits		13	2,025
SH Rental Service	Deposits		63	—
Midas Dong-A Snowball Venture Fund	Deposits		480	—
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		2,987	—
SP New Technology Business investment Fund I	Accounts receivable		—	5
”	Deposits		303	—
Shinhan 2014-1 New Technology Business Investment Fund	Deposits		43	—
Byeollae Development REIT CO., Ltd.	Loans and receivables		13,502	—
”	Accrued income		1	—
”	Allowances		(70)	—
”	Deposits		1,196	—
Key management personnel and their immediate relatives:	Loans and receivables		3,141	4,642

	Assets	~~W~~	227,118	256,350
	Liabilities		39,738	56,070

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(b)	Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

Related party	Account	2015			2014
		Three-month period		Six-month period	Three-month period	Six-month period
Investments in associates:
Aju Capital Co., Ltd.	Interest income	~~W~~	1,822	3,828	1,156	1,476
”	Fees and commission income		72	142	279	338
”	Other operating income		6	9	—	—
”	Reversal of credit losses		148	154	(8)	—
”	Interest expense		(1)	(1)	(1)	(1)
”	Fees and commission expense		(196)	(424)	(385)	(681)
”	Other operating expense		—	—	1	—
”	Allowance for credit losses		—	—	(615)	(340)
UAMCO., Ltd.	Interest income		—	—	1	28
”	Fees and commission income		3	5	2	3
”	Other operating income		(25)	3	—	—
”	Reversal of credit losses		1	1	—	—
”	Interest expense		—	—	(1)	(1)
”	Allowance for credit losses		—	—	(5)	(5)
Pohang TechnoPark2PFV	Interest expense		(3)	(7)	(3)	(7)
BNP Paribas Cardif Life Insurance	Fees and commission income		90	627	376	761
”	Allowance for credit losses		(1)	(1)	—	—
”	Other operating expense		(849)	(850)	—	(1)
BNP Paribas Cardif General Insurance	Fees and commission income		3	6	6	6
”	Allowance for credit losses		(1)	(1)	—	—
”	Reversal of credit losses		—	—	1	1
Kukdong Engineering & Construction Co., LTD.	Fees and commission income		4	8	—	—
”	Reversal of credit losses		1	1	—	—
”	Interest expense		(8)	(13)	—	—
”	Fees and commission expense		(1)	(2)	—	—
”	Other operating expense		(15)	(15)	—	—
Shinhan K2 Secondary Fund	Fees and commission income		—	116	—	114
Dream High Fund III	Interest expense		(2)	(3)	—	(4)
Miraeasset 3rd Investment Fund	Interest expense		(1)	(2)	—	—
SH Rental Service	Interest expense		(1)	(1)	—	—
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		14	16	—	—
”	Interest expense		(1)	(1)	—	—
SP New Technology Business Investment Fund I	Fees and commission income		19	37	—	—
Shinhan 2014-1 New Technology Business Investment Fund	Fees and commission income		23	46	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

29.	Related parties (continued)

Related party	Account	2015			2014
		Three-month period		Six-month period	Three-month period	Six-month period
Investments in associates:
SM New Technology Business Investment Fund I	Fees and commission income	~~W~~	41	41	—	—
Byeollae Development REIT CO., Ltd.	Interest income		2	2	—	—
”	Fees and commission income		100	100	—	—
”	Allowance for credit losses		(70)	(70)	—	—
Key management personnel and their immediate relatives:	Interest income		24	53	45	81

		~~W~~	1,198	3,804	849	1,768

(c)	Key management personnel compensation

Key management personnel compensation for the six-month periods ended June 30, 2015 and 2014 were as follows:

	2015		2014
Short-term employee benefits	~~W~~	12,152	11,170
Severance benefits		192	205
Share-based payment transactions		3,023	2,877

	~~W~~	15,367	14,252

(d)	The guarantees provided between the related parties as of June 30, 2015 and December 31, 2014 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2015		2014	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~	50,000	50,000	Unused credit
	”		50,000	50,000	Security underwriting commitment
	UAMCO., Ltd.		112,200	112,200	Unused credit
	”		179,900	179,900	Security underwriting commitment
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit
	Kukdong Engineering & Construction Co., LTD.		1,509	—	Performance guarantees

		~~W~~	403,609	402,100

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(e) Details of collaterals provided by the related parties as of June 30, 2015 and December 31, 2014 were as follows:

	Related party	Pledged assets	2015		2014
Entities under common control	BNP Paribas Cardif Life Insurance	Governments	~~W~~	13,393	12,770
	Kukdong Engineering & Construction Co., LTD.	Deposits		1,740	—

			~~W~~	15,133	12,770

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Total assets:
Asset-backed securitization	~~W~~	56,810,302	33,603,260
Structured financing		43,243,790	52,342,495
Investment fund		21,534,388	29,096,759

	~~W~~	121,588,480	115,042,514

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	527,324	5,303,170	60,399	5,890,893
Trading assets		682,978	16,952	—	699,930
Derivative assets		9,666	—	—	9,666
Available-for-sale financial assets		1,287,558	456,221	1,832,857	3,576,636
Held-to-maturity financial assets		1,986,580	—	—	1,986,580
Other assets		460	2,898	109	3,467

		4,494,566	5,779,241	1,893,365	12,167,172

Liabilities:
Derivative liabilities		79	—	—	79
Other		—	226	378	604

	~~W~~	79	226	378	683

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	383,011	4,658,388	613,089	5,654,488
Trading assets		573,919	48,877	10,950	633,746
Derivative assets		42	—	—	42
Available-for-sale financial assets		575,360	253,740	2,085,276	2,914,376
Held-to-maturity financial assets		154,103	—	—	154,103
Other assets		555	—	15,038	15,593

		1,686,900	4,961,005	2,724,353	9,372,348

Liabilities:
Other		1,200	—	658	1,858

	~~W~~	1,200	—	658	1,858

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2015

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of June 30, 2015 and December 31, 2014 are as follows:

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	4,494,566	5,779,241	1,893,365	12,167,172
ABS and ABCP commitments		636,337	211,964	15,866	864,167
Loan commitments		1,705,407	319,930	36,311	2,061,648
Guarantees		—	17,553	—	17,553

	~~W~~	6,836,310	6,328,688	1,945,542	15,110,540

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	1,686,991	4,961,049	2,724,352	9,372,392
ABS and ABCP commitments		325,195	167,000	103,702	595,897
Loan commitments		1,631,113	229,540	26,454	1,887,107
Guarantees		—	28,888	—	28,888

	~~W~~	3,643,299	5,386,477	2,854,508	11,884,284

iii)	Losses incurred by the Group relating to its interests in unconsolidated structured entities for the six-month period ended June 30, 2015 and 2014 were ~~W~~4,697 million and ~~W~~7,759 million, respectively.